Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 000-23597

On May 28, 2002, Extended Systems and ViaFone, Inc. entered into an Agreement and Plan of Merger and Reorganization. The following information was posted to a special section of the Extended Systems' intranet web site.


INTRANET HOME PAGE

With the deal expected to close sometime in July or August, the integration team will be working hard to ensure an efficient and smooth transition. As we work through the logistics of the transition, our goal is to minimize the disruption so that we can all continue to focus on our jobs and build a successful company. This web site is intended to keep you informed during the transition process and allow you to ask any questions you may have during the transition.
--------------------------------------------------------------------------------
QUESTIONS?
We are here to answer questions you may have about the merger and integration process. Questions and answers will be be posted in the employee FAQs section on this site each Friday. To ask a question, simply click on the link on the right of this page.

Forward looking statements >>
-----------------------------
How to get more information >>
------------------------------

Sidebar:

"I am looking forward to completing the acquisition process and integrating these two winning teams to strengthen our position as a worldwide leader in mobile information management."

Steve Simpson,
President, Extended Systems


Questions?
Ask them here >>

MANAGEMENT COMMUNICATION:

LETTER TO EMPLOYEES
May 2002

TO: All ViaFone Employees

This announcement marks an important milestone in the history of Extended Systems and ViaFone. Sometime in July or August, when the deal closes, ViaFone employees will join the Extended Systems team. I am very enthusiastic about our shared vision and prospects as we move forward together.

It's exciting to think about what the merger means for employees of both companies. Extended Systems and ViaFone have established themselves as leaders in their respective markets. Now, with the combination of Extended Systems' synchronization and management software and ViaFone's real-time access and mobile application software, we can offer enterprise customers a complete mobile infrastructure platform for delivering mobile productivity to their mobile employees including executive, sales and service professionals and to their mobile customers. In addition, the joining of these two companies vastly expands our product and service offerings, allowing us to move forward as a long-term mobile solutions provider for Global 2000 companies.
The rationale behind the deal is:

     o MARKET LEADERSHIP- Joining Extended Systems and ViaFone builds on our leadership position in synchronization and mobile data management to include robust wireless enterprise access and support for mobile applications. By offering enterprise IT a complete suite of mobile management products, applications and services, the combined company becomes a single-source for mobile deployment within the enterprise.

     o COMPLEMENTARY TECHNOLOGY, PRODUCTS AND SERVICES - ViaFone's product and service offering will add real-time data access capability, mobile business applications for sales and field services and additional wireless application development tools and voice technologies to Extended Systems' data synchronization and management software. By bringing these technologies together, we can provide enterprises with one mobile server and one client platform for the integration of corporate data regardless of the database source. Users will be delivered one common application or view regardless of the device or connectivity available.

     o STRONG CUSTOMER BASE OF GLOBAL 2000 COMPANIES- We believe the enterprise market for mobile solutions is in its early stages and has significant growth potential. The strong adoption of our synchronization and management solutions by enterprise IT strongly positions the combined company to be the end-to-end solution provider for all mobile and wireless deployment needs. The competitive edge that instant access to information provides our customers will further accelerate market expansion.

     o PARTNERSHIPS WITH WORLD LEADERS IN BUSINESS SOLUTIONS - The impressive combined partner list will further enable us to provide a comprehensive mobile solution set to global partners including Compaq, Symbol, Nokia, Microsoft, Palm, HandSpring, HP, Symbian, Ericsson, EDS and webMethods , Siebel, SAP, Tibco, CapGemini Ernst & Young and Software AG.

Not only are our companies' products highly complementary, but our cultures are as well. We both have an intense customer focus serving companies on a worldwide basis. We both emphasize teamwork and agility to keep pace with our customer needs and to stay ahead of our competition.

You will be hearing a lot more about the exciting prospects for our business in the coming months. We realize that you will have many questions and even some concerns. We are committed to telling you what we know, when we know it. We are committed to communicating often, openly and honestly about what is to come. There is a lot of work to be done and decisions to be addressed over the coming months. We are sure there will even be a few bumps in the road. Your support and continued focus on the job at hand will be key throughout the merger and integration process.

Representatives from Extended Systems will be on site regularly throughout the integration process and we have set up this web site. Here, you can ask questions, find answers to your questions and read about acquisition updates.

I am looking forward to completing the acquisition process and integrating these two winning teams to strengthen our position as a worldwide leader in mobile information management.

Best Regards,
Steve Simpson
President and CEO
Extended Systems

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

FREQUENTLY ASKED QUESTIONS:

GENERAL FAQS

Updated May 28th, 2002

Read a comprehensive list of questions and answers related to this acquisition:

Q. WHAT DOES THE COMBINED COMPANY ACHIEVE?

     o MARKET LEADERSHIP: Extended Systems' acquisition of ViaFone enables Extended Systems to solidify its leadership position and further execute on its strategy of enabling Global 2000 companies to extend enterprise applications to mobile and wireless environments. The combined companies have complementary technology, partnerships and customers.

     o COMPLEMENTARY TECHNOLOGY, PRODUCTS AND SERVICES: The combination of Extended Systems' synchronization and management software and ViaFone's real-time access and mobile application software offer enterprise customers a complete mobile infrastructure platform for delivering mobile productivity to its executive, sales and service professionals. This offering is extremely competitive in the market place, and users will benefit by getting the convenience of using one common application or view regardless of the device or connectivity available.

     o STRONG CUSTOMER BASE OF GLOBAL 2000 COMPANIES: Extended Systems' acquisition of ViaFone enables Extended Systems to expand its offerings to its existing customer base, resulting in additional revenue opportunities.

     o PARTNERSHIPS WITH LEADERS IN BUSINESS SOLUTIONS: Extended Systems' acquisition of ViaFone enables Extended Systems to be a long-term mobile solutions provider for Global 2000. These partners include, for Extended Systems: Compaq, Symbol, Nokia, Microsoft, Palm, HandSpring, HP, Symbian and Sony-Ericsson and for Viafone: HP, EDS, webMethods, Siebel, SAP and Software AG.

     o BOTTOM LINE: WE ARE EXPANDING OUR POSITION IN THE MARKET WITH AN OFFERING THAT WILL ALLOW US TO BE A LONG-TERM MOBILE SOLUTIONS PROVIDER FOR GLOBAL 2000.

Q. WHAT ARE THE BENEFITS TO EXTENDED SYSTEMS?

     o Broader set of products and services to offer our Global 2000 customers.

     o Viafone's leading real-time mobile server functionality and out-of-the-box mobile applications for Field Sales, Field Service and Mobile Professionals (PIM).

     o The IP to offer enterprise customers a single solution that supports multiple mobile applications - online or offline, using any device or telephone - including CRM, SFA, PIM and ERP applications.

     o ViaFone's complementary mobile technology building blocks including: voice, real-time data, off-line capabilities through OneBridge Mobile Agent, data delivery to any device including WAP phones, security, and connectors/integration into enterprise applications.

     o ViaFone's strategic alliances with leading systems integrators and mobile infrastructure companies including: EDS, HP and WebMethods.

     o Industry mobile experience in vertical markets such as financial services, pharmaceutical, telecommunications, high-tech, chemicals and durable equipment.

     o Professional services team who are experts at building mobile enterprise applications.

     o ViaFone's line-of-business, blue-chip customers including: HP, FedEx, Bell Mobility, CIBC, Scotiabank, Bell, etc. We expect these elements will propel the combined company to significant revenue growth.

Q. WHAT ARE THE BENEFITS TO VIAFONE?

     o Extended Systems' leading synchronization and mobile data management technology and products.

     o Extended Systems' extensive enterprise customer base including Global 2000 customers such as Airbus, Deutsche Bank, Ecolab, Daimler/Chrysler, Reuters, British Airways, EDS and 3M.

     o Extended Systems' 17 years of experience in effectively delivering IT enterprise solutions including exceptional service and technical support designed to support complex enterprise computing environments.

     o Extended Systems' strategic alliance relationships with leading mobile infrastructure companies such as 3Com, IBM, Ericsson, Compaq, Nokia, HP, Microsoft, Handspring, Palm, Motorola, NEC, Sharp and Toshiba.

     o International infrastructure/network of offices and European presence since 1991.

     o Credibility of a long-standing, publicly traded, industry-leading company.

Q: WHAT COMPETITIVE EDGE DOES THIS ACQUISITION BRING EXTENDED SYSTEMS?
A: Strategically, the acquisition is important because it expands Extended Systems' offering to enterprise customers to include real-time data access capability, mobile business applications for sales and field services and additional wireless and voice technologies. We believe no other vendor offers such a complete suite of mobile products. Additionally, there is a significant opportunity to leverage Extended Systems' strong customer base with higher value mobile applications that are being acquired from ViaFone.

Q. WHAT IS EXTENDED SYSTEMS' POSITION IN THE ENTERPRISE MARKET TODAY?
A: Extended Systems holds a leadership position today with a significant number of partners and customers in the mobile space. 2000 companies have standardized on Extended Systems' synchronization and management technology. Independent reviewers consistently rank Extended Systems' solution as the best in its class. Extended Systems recently received PC Magazine's Editor's Choice 5-Star Award for its XTNDConnect Server product. Extended Systems can build on this position by presenting even higher value mobile applications to this strong customer base.

Q. WHAT EFFECT DOES THIS ACQUISITION HAVE ON THE OVERALL MARKET?
A. We believe the mobile enterprise market is undergoing a broad technology evolution with rapidly evolving devices, wireless services, enterprise application integration, messaging technologies, mobile security and manageability. Success requires meeting the needs of both today, including -- sync, device management, messaging and real-time wireless - and tomorrow, including - heavy-duty mobile applications and voice navigation.
The combination of Extended Systems and ViaFone can form the global market leader for mobile enterprise solutions that addresses the key areas of mobility today and in the future, including: centralized management of data and devices, synchronization for information capture and access, real-time information access for critical, time-sensitive information and voice access.

Q. WHAT'S THE MARKET OPPORTUNITY? ANY INDEPENDENT STUDIES OF ITS SIZE?

     o Mobile Information Management Market: IDC estimates that by 2004, the server synchronization software market alone will be $1.5 billion. The server sync segment is only one piece of the overall mobile services market; other market segments include device hardware, support and Mobile Service Bureau.

     o Worldwide Mobile Middleware forecast from IDC estimates that by 2006, the market will reach $1.6 billion. This market potentially provides Extended Systems with higher margins and repeatable business.

Q. HOW IS THIS DEAL DIFFERENT FROM THE PALM DEAL?
A. First, Extended Systems is the acquiring company. Our vision and commitment is to provide enterprises with mobile infrastructure software that supports all devices, connections, operating systems, databases and applications. ViaFone adds critical pieces to our enterprise suite of products, services and technology, including out-of-the box mobile applications for sales and field services, real-time access and voice technology. The combination of the two companies offers existing and future customers a financially-sound, long-term mobile infrastructure and application provider and partner.

Q. IS EXTENDED SYSTEMS AGRESSIVELY PURSUING OTHER COMPANIES?
A. Mergers and acquisitions have always been part of our strategy to add to our product kit, technology base and customer base. We will continue to investigate any opportunity that accelerates our ability to bring our customers more mobile solutions and that is a good strategic fit to accelerate the company's success in the enterprise and grow revenue. We have completed 6 acquisitions over the last five years.

EMPLOYEE FAQS:

Frequently asked questions from employees and corresponding answers are posted here on Fridays. To ask a question that does not appear on this page, simply click the link on the right of this page.

--------------------------------------------------------------------------------
Q. WHO CAN I CONTACT IF I HAVE ADDITIONAL QUESTIONS REGARDING THE EXTENDED SYSTEMS/VIAFONE ANNOUNCEMENT?
A. Questions can be sent to the transition team using the link on the right of the page. Answers will be posted to this site on a weekly basis.

Q. WHO IS ON THE TRANSITION TEAM? WHAT TYPE OF COMMUNICATION TOOLS WILL BE MADE AVAILABLE?
A. The transition team consists of people from both Extended Systems and ViaFone. A list of team members can be found on the Who to Contact page on this Intranet site. The main source of communication throughout this integration and transition will be this integration web site. Our goal is to communicate what we know when we know it. Transition team members will also be on site regularly throughout the coming months to answer any questions that you may have.

Q. WHERE IS EXTENDED SYSTEMS LOCATED?
A. Extended Systems' corporate headquarters are in Boise, Idaho. We have domestic offices in Corvallis, Oregon; American Fork, Utah; San Diego, California; plus several sales and support employees located throughout the US. Internationally, we have offices located in Herrenberg, Germany; Bristol, England; Paris, France; Italy, the Netherlands and Singapore.

Q. HOW SOON WILL VIAFONE BE CONNECTED TO EXTENDED SYSTEMS VIA E-MAIL, PHONE,
ETC.?
A. Getting everyone connected is an essential part of the transition; however, because we are not legally one company until the close, we can not combine systems until that point. Our goal is to connect all employees (email, telephone, and intranet) as soon as possible after the close of the deal. We will provide specific dates as they become available. In the meantime, employees can find a lot of information and get answers to their questions on this integration web site.

Q: WHAT HAPPENS TO VIAFONE EMPLOYEES? ARE THEY NOW PART OF THE EXTENDED SYSTEMS TEAM? IF JOBS ARE ELIMINATED, CAN EMPLOYEES APPLY FOR OTHER JOBS AT EXTENDED SYSTEMS? HOW WILL THEY KNOW ABOUT INTERNAL JOB OPENINGS? A: Once the acquisition is finalized, we will function as one entity. We do anticipate job eliminations as a result of this acquisition. Although these situations are never comfortable, we promise to treat employees with respect, dignity, and professionalism. All job openings will be posted on the Careers page of Extended Systems' external web site. If you see a job you are interested in, you can contact Becky Hopkins, our Staffing Manager at beckyh@extendsys.com.

Q. WHEN WILL VIAFONE EMPLOYEES BECOME EXTENDED SYSTEMS EMPLOYEES?
A. ViaFone employees will become Extended Systems employees on the day the deal closes, which has not yet been determined. Until then, they remain employees of ViaFone.

Q. HOW WILL OUR CORPORATE CULTURE CHANGE?
A. Complimentary corporate cultures are a key factor in any successful acquisition. We are very proud of our corporate culture at Extended Systems and look forward to sharing ours and learning from the ViaFone culture. The culture of ViaFone was a consideration in the acquisition. We're confident that while there are some differences between the two companies, our cultures are complementary and will fit well together. We anticipate that the two corporate cultures will eventually meld together over time, however this is typically a very slow process. Upon closing, there will be some immediate changes at ViaFone locations, such as signage on the buildings and business cards.

Q. WHAT ARE THE VISION AND VALUES OF THE EXTENDED SYSTEMS ORGANIZATION?
A. Our Mission is to be the global leader in providing mobile infrastructure software that extends enterprise applications to mobile and wireless environments. Our core values and beliefs include:

     o Providing customer satisfaction by ensuring superior value in all that we do;

     o   Meeting customer needs through technical excellence and market focus;

     o Building strength through empowered people-- rewarding initiative, leadership, team work and results;

     o   Developing mutual trust and respect throughout our organization; and

     o   Paying as we go to fund our growth and sustain our success.

Q. WILL OUR BENEFITS CHANGE?
A. ViaFone employees will continue on the same benefits plans they currently have at least until the deal closes. Currently all benefits are being evaluated to determine what will work best for the employees and the company. See the benefits page on this web site for more information.

Q. HOW DO EXTENDED SYSTEMS' BENEFITS COMPARE TO VIAFONE'?
A. Extended Systems offers a comprehensive benefits package. The benefit plans at both companies are currently being reviewed to determine which ViaFone benefits will be transitioned and which ones will remain. Our goal is to have one competitive and consistent benefits plan for the entire company; however, there may be some instances where it makes more sense to run separate plans. We will let you know as decisions are made pertaining to the benefit plans.

Q. WILL THERE BE A CHANGE IN OUR PAYDAYS?
A. Extended Systems paydays are on the 1st and the 16th of each month. Each paycheck covers the two weeks immediately prior to the pay date. Once you are in our system, you will have the option of either having your check deposited directly into your bank account or mailed to your home address.

Q. DOES EXTENDED SYSTEMS HAVE AN EMPLOYEE STOCK PURCHASE PROGRAM?
A. Yes. ViaFone employees will be able to enroll in the ESPP at any time following the close and prior to the beginning of the next ESPP Offering Period. Participation begins at the beginning of the next Offering period. Offering periods begin on the first trading day on or after December 31 and June 30.

Q. IF I HAVE VIAFONE STOCK OPTIONS, HOW WILL THEY BE HANDLED?
A. Once the deal closes, all ViaFone stock options expire. Because Extended Systems places a high value on our employees, we have allocated a pool of stock options to be distributed to ViaFone employees. Stock option grants will be distributed based on recommendations by the ViaFone management team after the deal closes, in the same cycle as Extended Systems annual option grants, which are normally made in October.

Q. WILL ANY JOBS BE MOVED TO A DIFFERENT LOCATION?
A. The majority of all jobs will remain in the locations that they are in currently. There may be a few instances where it would make sense for a particular job to be located at the corporate headquarters. If this situation comes up, we will discuss directly with the person in that position. If you have an interest in moving to a different location, you should discuss with your manager to determine the viability of such a move.

Q. WILL EMPLOYEES GET CREDIT FOR YEARS OF SERVICE AT VIAFONE?
A. Yes

Q. WILL FACILITIES BE CONSOLIDATED?
A. There are no plans to consolidate any domestic facilities at this time.

Q. WHAT WILL BE DONE TO RETAIN EMPLOYEES?
A. We know that employees are our greatest asset and are key to our success. As a company we are committed to sharing our success with our employees through competitive benefits and compensation programs as well as giving employees a stake in our future success through stock options. We also strive to maintain a company culture that rewards teamwork, initiative and results. We believe in open and honest communications and offer all employees an open door to communicate with managers at any level in the organization. We are excited about the potential of the combined companies and want our employees to be as well. We will work to provide all employees with a means of getting their questions answered and concerns addressed.

Q. WILL OUR COMPENSATION CHANGE?
A. Your compensation will remain the same until the close of the deal. Following the close of the deal, ViaFone employees will move to Extended Systems' pay grades and will become part of our compensation review process and guidelines. We do not anticipate that this will result in any immediate changes to base pay. In order to align compensation across the company, it may be necessary to adjust compensation levels over time. This is strictly on a case by case basis. Extended Systems participates in national salary surveys specific to the software industry and bases its pay ranges on these surveys on an annual basis. We are confident in the integrity of these ranges and work to apply them in a manner that is both internally equitable and externally competitive.

Q. WHEN DO PAY RAISES OCCUR?
A. Extended Systems reviews salaries four times per year (January, April, July, and October). Typically an employee gets an increase once per year. Currently Extended Systems has implemented a six month salary push which will run through October 2002. Employees that were due for an increase in April will be eligible in October, those due in July will be eligible in December and so on.

Q. WHAT IS THE DRESS CODE AT EXTENDED SYSTEMS?
A. Much like ViaFone, Extended Systems is an informal company and employees generally dress casual. We do rely on our employees' good judgement to dress appropriately when interacting with customers.

Q. VIAFONE DOES AN ANNUAL FOCAL REVIEW PROCESS IN JULY. WILL THIS STILL HAPPEN?
A. The annual review process will be postponed until the deal closes. We will evaluate the annual review process at that time.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

ABOUT EXTENDED SYSTEMS

Q. TELL ME ABOUT EXTENDED SYSTEMS' BUSINESS
A. Founded in 1984, Extended Systems is a forward-focused company with the means and the experience to deliver mobile information management solutions to an ever-expanding world of enterprise customers. Extended Systems' solutions address the gamut of issues confronting the deployment of handheld devices in the enterprise. Not only do our solutions enable the efficient management of mobile data through the network and the enterprise, they are open to an ever increasing range of devices and connectivity options including both wired and wireless. Our client/server software allows mobile users to move beyond access to personal information management (PIM) data and boosts their productivity by managing new applications and tasks in their handheld devices. Despite a weakening economy, our revenues from MIM software solutions grew 37 percent in our last fiscal year, which, we believe, indicates that well-managed mobile device and application deployment creates a competitive edge despite curtailed spending on other IT efforts.

Extended Systems continues to remain tightly focused on our fundamental business strategy of delivering MIM products and technologies to global enterprise customers, build on strategic relationships with leading mobile device manufacturers and application developers, continue to establish closer customer relationships and enhance the company's market position through acquisitions and mergers.

Q. HOW LONG HAS EXTENDED SYSTEMS BEEN IN BUSINESS?
A. Extended Systems was founded in January of 1984.

Q. WHAT STRATEGIC PARTNERSHIPS DOES EXTENDED SYSTEMS HAVE IN PLACE?
A. Extended Systems has reseller agreements with Compaq, Nokia and Symbol and works closely with these companies to offer complete mobile solutions to Global 2000 companies. Extended Systems also has a bundle arrangement with HP and has a long-standing partnership with Microsoft as well as its Microsoft Mobility Partnership. In addition, the company has sales and marketing agreements with Palm and HandSpring and the sales teams work closely together to offer solutions to enterprise customers. Extended Systems' data management and synchronization technology is integrated into mobile solutions offered by Ericsson, Lotus, IBM's Websphere Everyplace Suite and iAnywhere Solutions, a subsidiary of Sybase. Extended Systems' Bluetooth and infrared technology also provides relationships with Motorola, NEC, Sharp, Toshiba, 3Com, Intel, Fujitsu and others.

Q. HOW MANY EMPLOYEES DOES EXTENDED SYSTEMS HAVE? AND WHERE IS THE COMPANY LOCATED?
A. Extended Systems has approximately 249 employees located in offices around the world including Boise, Idaho; Corvallis, Oregon and in United Kingdom, Germany, France, Italy, Netherlands and Singapore.

Q. WHO ARE EXTENDED SYSTEMS' CURRENT CUSTOMERS?
A. Extended Systems has 2000 customers and nearly 200,000 seats in major companies around the world including Reuters, Orange, British Airways, One-2-One, SAS, Airbus, Italian National Electric Company, Siemens, EDS, 3M, Cadbury's, Honeywell, Daimler/Chrysler, France Telecom, Principal Financial Group, Zurich Financial.

Q. WHO ARE EXTENDED SYSTEMS' MAJOR COMPETITORS?
A. The main competition is from desktop-based solutions like HotSync and ActiveSync. We face an early market challenge of educating on the security and cost benefits of a centralized server solution. We currently see Synchrologic in most of our accounts however we believe we have not lost significant business to them. Aether and Puma are mentioned in our space but we rarely see them in competitive situations. We expected to compete against Microsoft's MIS solution, but they have since withdrawn it from the market with a plan to integrate into Exchange. Our cross-platform solution for devices, applications, and networks will be strengthened through the Viafone acquisition, allowing us to more effectively compete against the singular platform end-to-end solutions from RIM, Palm and other large vendors, such as Microsoft, that try to extend their unique applications into the mobile space.

Q. WHAT PRODUCTS/FUNCTIONALITY DOES EXTENDED SYSTEMS OFFER?
A. Extended Systems' XTNDConnect Server mobile data management and synchronization software enables IT departments to securely integrate and manage the myriad of mobile devices and applications that are becoming increasingly important to the corporate enterprise. XTNDConnect Server enables users to synchronize Palm, Windows CE/Pocket PC and Symbian mobile devices with corporate servers including Microsoft Exchange, Lotus Domino and any ODBC-compliant database. The cross-platform support that XTNDConnect Server provides is particularly notable as it provides IT managers with a single mobile data management solution for multiple devices and applications.

In addition, the company also offers an embedded server that streamlines the development of mobile and desktop applications and provides the ability to extend existing enterprise applications to mobile devices. Built as a distributed object solution that provides direct interaction with a server, XTNDConnect Mobile Objects is an easy-to-use, cross-platform solution that gives application developers an environment for building custom mobile applications. Extended Systems has a long-standing market position with a client/server embedded database product called Advantage Database Server. We are investigating how Advantage can be bundled more with OneBridge and XTNDConnect Mobile Objects to provide an even broader development platform for our enterprise developers.

Extended Systems also offers short-range wireless connectivity products (Bluetooth and IrDA-compliant) and a SyncML embedded client that is targeted on the top 50 mobile device manufacturers in the world.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

 Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

INTEGRATION INFORMATION
INTEGRATION TEAM CONTACT INFORMATION
The integration team members listed below are available to answer questions related the transition process.

Area of                     Extended Systems                 ViaFone
Responsibility
--------------------------------------------------------------------------------
Lead                        Mark Willnerd                    Russ McMeekin
                            -------------                    -------------
                            (208) 322-7575, ext. 6086        (650) 228-2802
                                                             Rick Smith
                                                             (650) 228-2818
HR
                            Debbie Kaylor                    Marijo Aquino
                            -------------                    -------------
                            (208) 322-7575, ext. 6098        (650) 228-2728
                                                             Raphael Auphan
                                                             (650) 228-2824
Sales
                            Brad Surkamer                    Lalit Canaran
                            (208) 322-7575, ext. 6084        (416) 848-6464
                            Brad Surkamer
                            -------------
                            (208) 322-7575, ext. 6084
Support
                            Diane Amdor                      Bryce Rubio
                            (208) 322-7575, ext. 6001        (650) 228-2800
                            Don Baumgartner                  Fernando Ruarte
                            ---------------                  ---------------
                            (208) 322-7575, ext. 6123        (650) 228-2828
Marketing                   Tamara Sloviaczek                Julie Martin
                            -----------------                ------------
                            (208) 322-7575, ext. 6090        (650) 228-2811

Research and Development    Kerrin Pease                     Fernando Ruarte
                            (208) 322-7575, ext. 6026        (650) 228-2828
                            Karla Rosa
                            (208) 322-7575, ext. 6045        Rick Smith
Accounting/                 Carmen Korf                      (650) 228-2818
                            -----------
Finance                     (208) 322-7575, ext. 6115        Carol Lopez
                                                             -----------
                            Michele Winkle                   (650) 228-2884
                            --------------
                            (208) 322-7575, ext. 6214
Operations                  Lance Hatfield                   Bryce Rubio
                            (208) 322-7575, ext. 5001        (650) 228-2800
                            Kerrin Pease
                            (208) 322-7575, ext. 6026        Lalit Canaran
Professional Services       Vanessa Hutchison                (416) 848-6464
                            -----------------
                            (208) 322-7575, ext. 6013
                            Steve Simpson
                            -------------
                            (208) 322-7575, ext. 6056
STEERING
COMMITTEE                   Mark Willnerd
                            -------------
                            (208) 322-7575 ext. 6086

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

BENEFITS AND COMPENSATION

COMPENSATION

PAY PHILOSOPHY
One of Extended Systems' corporate objectives focuses on "People," and states in part, that "People are our greatest asset, and as such, share in our success." Our pay program is one of the ways the company meets that objective.

Extended Systems' pay system is based on the following principles:

     o   Employees are paid based upon sustained performance

     o   Extended Systems provides competitive wages

     o   The company strives for equity and fairness

     o   All employees should understand how their pay is determined

Extended Systems believes in paying employees for their demonstrated and sustained contribution to their department and the company. Each employee's salary level within their specific pay range should reflect their ongoing performance as it compares to the contributions of others in the company doing similar jobs. Those who consistently perform better will be paid better.

Extended Systems is committed to providing a pay program that helps attract and retain the best people in our industry. The company regularly compares our pay practices with those of other leading companies. Some are nationally known leaders while others are leaders in the geographic regions in which Extended Systems operates.

The company has regularly scheduled wage reviews with managers to make sure that employees doing jobs of similar nature are being paid using the same criteria. This enables Extended Systems to better balance how each employee is paid in relation to fellow employees and employees at other companies.

It is important that each employee understands the pay process and how it applies to them. Managers can show the employee their own pay range and their position in that range. Each employee should know how their pay is based on performance, and what type of performance is likely to increase their pay. For additional information on Sales Compensation, please see the Sales Compensation Policy.

PROMOTION AND RE-SCOPING
When an employee receives a promotion or job re-scoping at Extended Systems, the pay increase may be immediate or could follow at the next compensation review. These reviews occur four (4) times a year. If an employee receives an immediate out-of-cycle increase, they will be on a new, annual review schedule (January 1st, April 1st, July 1st, October 1st) according to the date of their increase. Any regular full-time or regular part-time employee may review their compensation range by request to their manager or Human Resources Department.

     o   Job re-scoping: The span of an employee's current position has grown

     o Promotion: Moving from one position into another position, higher in scope

EMPLOYEE PERFORMANCE EVALUATIONS
To ensure the continuous development of employees toward individual growth and business goals, periodic formal written performance evaluations will be given. Each employee should receive an evaluation six months after joining Extended Systems and at least annually thereafter. The timing of performance evaluations occurs independently of the wage review cycle. However, the two are directly related. Employee performance evaluations will not necessarily result in a salary increase. The evaluation consists of a meeting between the manager and employee in which the employee's performance, progress and development is discussed. The objectives of the performance evaluation are to let the employee see in writing their strengths and weaknesses, how their contributions are affecting the company, discuss performance expectations and identify specific areas for future development. Employees have the opportunity to share ideas, express concerns, and participate in establishing realistic goals. Employees are encouraged to attach comments to the evaluation. Performance evaluations are permanently filed in the employee's personnel folder in the Human Resources Department.

WAGE REVIEWS
Extended Systems will normally review all employee salaries four times per year. Salary increases become effective on January 1, April 1, July 1, and October 1.

PAYROLL
Extended Systems operates on a semi-monthly payroll system with a mid-month payroll check issued on the 16th of each month, and the end-of-month check issued on the first day of the following month. If any pay day falls on a weekend or holiday, payroll is issued the first preceding work day. Paychecks are distributed by 12:00 noon on payday. Any applicable deductions (401K, flexible spending account, supplemental life insurance, United Way donations, etc.) are applied at both the mid-month and end-of-month paychecks. Flexible Spending Account reimbursements will always occur on the last paycheck of the month. Reimbursable expenses are always reimbursed on the mid-month paycheck. Relocation and Education are reimbursed on the paycheck following receipt of the appropriate forms.

On the semi-monthly payrolls, Regular Full-Time and Regular Part-Time employees receive their earnings for the calendar month. Student Part-Time employees are compensated for a "payroll month" that starts on the 26th of the previous month and ends on the 25th of the current month. For example, between the June 16 and July 1 payrolls, regular employees are paid for the period June 1 - June 30, while students are paid for hours worked from May 26 - June 25.

BENEFITS

Extended Systems offers competitive benefits packages to our employees throughout the world. Benefits are based on what is customary and standard in each country. Domestically our benefits package includes medical/dental/vision/prescription coverage, life/AD&D insurance, disability insurance, 401(k), vacation and holiday, sick leave, Employee Assistance Program, Flexible Spending Account, Educational Assistance, Charitable contributions, and more.

We do not anticipate making any changes to your health and retirement benefits until January 2003. We will use the coming months to evaluate each plan and determine a competitive and fair overall benefits package. Our goal is to have one common and competitive benefits package for all domestic employees. However, we do understand the need to specify packages in various locations.

Benefits other than health and retirement benefits will be rolled into Extended Systems plans and will be active as of the close date. ViaFone employees will receive credit for accrued but not used benefits, such as vacation days. We will keep you posted throughout the integration process when decisions are made.

Since we do not currently have an operation in Canada, we anticipate keeping any benefits that are specific to the Canadian operation or rolling to a comparable plan. We may add additional benefits that are offered on a world-wide basis. We will keep you posted as these decisions are made.

We hope to keep these transitions as seamless as possible as we work through the benefits integration. Please continue to watch this page for information pertaining to benefits.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

HOW TO GET ADDITIONAL INFORMATION
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

PERSONS INVOLVED IN THE SOLICITATION OF PROXIES
Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.